MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

May 17, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Ms. Sharon Blume

Branch Chief, Office of Health Car & Insurance

Re: Plandai Biotechnology, Inc.

Item 4.02 Form 8-K Filed April 27,2016

File No. 000-51206

Dear Ms. Blume:

Thank you for your comment letter dated May 9, 2016 (the “Comment Letter”), with respect to the above-referenced Form 8-K for Plandai Biotechnology, Inc., a Nevada corporation (the “Company”). The Company retained this office to respond to your comments, which follow below in the order of your Comment Letter, with the Company’s responses set forth below.

Items 4.01 and 4.02 Form 8-K filed April 27, 2016

Report of Independent Registered Public Accounting Firm, page F-2

1.	Item 4.02(a) - Nonreliance on Previously Issued Financial Statements:

You state that “Thereafter, the Company reviewed Mr. Johnson’s audit work for the fiscal year ended December 31, 2014 and concluded that the previously issued financial statements audited by Mr. Johnson for the year ended December 31, 2014 should not be relied upon.” Item 4.02(a) of Form 8-K is required when the financial statements can no longer be relied upon because of an error in such financial statements. Please amend your Item 4.02 8-K to describe and quantify the errors your review discovered.

Response 1: Your comment is noted. The Company will amend and file its Form 8-K to include a table of accounting adjustments that were required upon the re-auditing of the financial statements of the Company for the fiscal year ended June 30, 2014.

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2.	Please correct your Form 8-K to change your fiscal year end references to June 30, instead of December 31.

Response 2: The Company will file an amended Form 8-K correcting the date for the year end from December 31 to June 30.

3.	Please provide an estimate of when the amended Form 10-K for the year ended June 30, 2014 is expected to be filed with the Commission.

Response 3: The Company expects to file its amended Form 10-K for the year ended June 30, 2015 and June 30, 2015 by May 31, 2016 .

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions.  I would appreciate it if you would advise me at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Tad Mailander

Tad Mailander

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